FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June 2003	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

(Executive Offices) 100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	(Head Office) 129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Ronald B. Sirkis
	Name:	Ronald B. Sirkis
	Title:	Executive Vice-President, General Counsel and Taxation

By: /s/ Velma J. Jones
	Name:	Velma J. Jones
Date: June 6, 2003	Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release — Bank of Montreal Recommends KPMG LLP as Shareholders’ Auditor — 2004